February 23, 2005



Mail Stop 5-7

Via Fax & U.S. Mail

Adam C. Lenain, Esq.
Foley & Lardner LLP
402 W. Broadway, Suite 2300
San Diego, California 92101-3542

RE:  	Alliance Pharmaceutical Corp.
      Form 10-KSB for fiscal year ended June 30, 2004
	Response letter dated January 12, 2005
	File No. 0-12950


Dear Mr. Lenain:

      We have reviewed the above filing and response letter and have the following comment. We have limited our review to the areas commented on below. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

We note the representations in your January 12, 2005, response to our prior comment that the agreement with Nycomed has been terminated; all rights to market and sell Oxygent in Iran and Syria have reverted back to PFC; and Nycomed conducted no commercial activities related to Oxygent in either Iran or Syria prior to termination of the agreement.

Please advise us whether PFC has any plans or intentions to sell Oxygent in Iran and /or Syria. Please briefly describe any such plans or intentions, and give us your view as to their materiality to the Company, and whether they constitute a material investment risk to Company security holders, in light of the fact that those countries have been designated state sponsors of terrorism by the U.S. State Department, and are subject to economic sanction administered by the U.S. Treasury Department`s Office of Foreign Assets Control.


Closing

      Please understand that we may have additional comments after we review your response to our comments. Please contact Jack
Guggenheim
at (202) 942-7896 if you have any questions about the comment or our review. You may also contact me at (202)942-7817.


Sincerely,




      Cecilia D. Blye, Chief
Office of Global Security Risk



cc:	Jeffrey Riedler,
	Assistant Director
	Division of Corporation Finance